Exhibit 99.1

ANNOUNCEMENT

Date:	June 2008

Re:	Succession Plans for PCL Employees Holdings Ltd. and certain of its subsidiaries

Ross Grieve, the President and Chief Executive Officer (“CEO”) of PCL Employees Holdings Ltd. (“PCLEH”) and PCL Construction Group Inc. (“Group”), has announced the following:

•	On November 1, 2008:

•	Paul Douglas will become Chief Operating Officer (“COO”), Canadian Operations, of Group, and

•	Brad Nelson will replace Paul Douglas as President and COO, Canadian Buildings Operations, of PCL Constructors Inc.

•	On October 31, 2009, Ross Grieve will step down as President and CEO of Group.

•	On November 1, 2009:

•	Paul Douglas will step down as COO, Canadian Operations, of Group and become the President and CEO of Group,

•	Joe Thompson will step down as Chairman of the Boards of PCLEH and Group, and

•	Ross Grieve will become Chairman of the Board of PCLEH and Executive Chairman of the Board of Group.

•	On November 1, 2010, Ross Grieve will step down as President and CEO of PCLEH and will become the non-executive chairman of Group.